SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d) and

Amendments Thereto Filed Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Freshworks Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

358054104**

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	This CUSIP number applies to the Issuer’s Class A Common Stock (“Class A Common Stock”). One share of Class B Common Stock is convertible into one share of Class A Common Stock.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS, L.P. (“SC GGF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,597,350, of which 18,597,350 are Class B shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,597,350, of which 18,597,350 are Class B shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,597,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.0%[1]
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 34,470,180 shares of Class A Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL GLOBAL GROWTH FUND III – ENDURANCE PARTNERS MANAGEMENT, L.P. (“SC GGF III MGMT”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 18,597,350, of which 18,597,350 are Class B shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 18,597,350, of which 18,597,350 are Class B shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,597,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.0%[1]
12	TYPE OF REPORTING PERSON PN

1

Based on a total of 34,470,180 shares of Class A Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

1	NAME OF REPORTING PERSON SC US (TTGP), LTD. (“SC US TTGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

18,597,350, of which 18,597,350 are Class B shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

18,597,350, of which 18,597,350 are Class B shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,597,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.0%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 34,470,180 shares of Class A Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

1	NAME OF REPORTING PERSON SCI INVESTMENTS V (“SCI INVESTMENTS V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION MAURITIUS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 12,033,920, of which 12,033,920 are Class B shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 12,033,920, of which 12,033,920 are Class B shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,033,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.9%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 34,470,180 shares of Class A Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

1	NAME OF REPORTING PERSON SEQUOIA CAPITAL INDIA V LTD. (“SEQUOIA CAPITAL INDIA V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION MAURITIUS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,033,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.9%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 34,470,180 shares of Class A Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

1	NAME OF REPORTING PERSON SC INDIA PRINCIPALS FUND V LTD. (“SC INDIA PRINCIPALS FUND V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION MAURITIUS

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

12,033,920, of which 12,033,920 are Class B shares directly owned by SCI INVESTMENTS V. The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,033,920
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 25.9%[1]
12	TYPE OF REPORTING PERSON OO

1

Based on a total of 34,470,180 shares of Class A Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

1	NAME OF REPORTING PERSON DOUGLAS LEONE (“DL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

18,597,350, of which 18,597,350 are Class B shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

18,597,350, of which 18,597,350 are Class B shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,597,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.0%[1]
12	TYPE OF REPORTING PERSON IN

1

Based on a total of 34,470,180 shares of Class A Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

1	NAME OF REPORTING PERSON ROELOF BOTHA (“RB”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6

  SHARED VOTING POWER

18,597,350, of which 18,597,350 are Class B shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

	7	SOLE DISPOSITIVE POWER 0
	8

  SHARED DISPOSITIVE POWER

18,597,350, of which 18,597,350 are Class B shares directly owned by SC GGF III. The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,597,350
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 35.0%[1]
12	TYPE OF REPORTING PERSON IN

1

Based on a total of 34,470,180 shares of Class A Common Stock outstanding as of October 31, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2021.

ITEM 1.

(a)	Name of Issuer:

Freshworks, Inc.

(b) Address of Issuer’s Principal Executive Offices:

2950 S. Delaware Street Suite 201

San Mateo, CA 94403

ITEM 2.

(a)	Name of Persons Filing:

Sequoia Capital Global Growth Fund III – Endurance Partners, L.P.

Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P.

SC US (TTGP), Ltd.

SCI Investments V

Sequoia Capital India V Ltd.

SC India Principals Fund V Ltd.

Douglas Leone

Roelof Botha

The General Partner of SC GGF III is SC GGF III MGMT. The General Partner of SC GGF III MGMT is SC US TTGP. The directors and stockholders of SC US TTGP who exercise voting and investment discretion with respect to the shares held by SC GGF III are Messrs. DL and RB.

The sole shareholders of SCI INVESTMENTS V are SEQUOIA CAPITAL INDIA V and SC INDIA PRINCIPALS FUND V.

(b)	Address of Principal Business Office or, if none, Residence:

2800 Sand Hill Road, Suite 101

Menlo Park, CA 94025

(c)	Citizenship:

SC GGF III, SC GGF III MGMT, SC US TTGP: Cayman Islands

SCI INVESTMENTS V, SEQUOIA CAPITAL INDIA V, SC INDIA PRINCIPALS FUND V: Mauritius

DL, RB: USA

(d)	CUSIP Number:

358054104

ITEM	3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

NOT APPLICABLE

ITEM	4. OWNERSHIP

SEE ROWS 5 THROUGH 11 OF COVER PAGES

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

NOT APPLICABLE

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NOT APPLICABLE

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NOT APPLICABLE

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

NOT APPLICABLE

ITEM 10.	CERTIFICATION

NOT APPLICABLE

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

Sequoia Capital Global Growth Fund III – Endurance Partners, L.P.

By: Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P., its General Partner

By: SC (US) TTGP, Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Authorized Signatory

Sequoia Capital Global Growth Fund III – Endurance Partners Management, L.P. By: SC US (TTGP), Ltd., its General Partner

By:	/s/ Douglas Leone
Douglas Leone, Authorized Signatory

SC US (TTGP), Ltd.

By:	/s/ Douglas Leone
Douglas Leone, Authorized Signatory

SCI Investments V By: Sequoia Capital India V Ltd. and SC India Principals Fund V Ltd., its sole shareholders

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

Sequoia Capital India V Ltd.

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

SC India Principals Fund V Ltd.

By:	/s/ Dilshaad Rajabalee
Dilshaad Rajabalee, Authorized Signatory

Douglas Leone

By:	/s/ Douglas Leone
Douglas Leone

Roelof Botha

By:	/s/ Roelof Botha
Roelof Botha